Form of Proxy for use by holders of ordinary shares at the Extraordinary General Meeting (the "EGM") of Reuters Group PLC (the "Company") convened for Wednesday 26 March 2008 at 10.15 a.m.

REUTERS

REUTERS GROUP PLC

Please read the notice of the EGM (the "Notice") on pages 539 to 545 of the circular to Reuters Group PLC Shareholders dated 29 February 2008 accompanying this Form of Proxy (the "Circular") and the notes attached before completing this form. You are also referred to the unanimous recommendation of the board of directors of the Company in respect of the resolutions proposed in the Notice which can be found on page 20 of the Circular.

Card ID:

Reference Number:

Account Number:

I/We, being (a) Shareholder(s) of the Company, hereby appoint the Chairman of the Meeting OR the following person (Please print in BLOCK CAPITALS):

(Please leave the box blank if you wish to select the Chairman of the EGM as your proxy. Do not insert your own name(s))

as my/our proxy to exercise all or any of my/our rights to attend, speak and vote in respect of my/our voting entitlement on my/our behalf at the EGM of the Company to be held at The Reuters Building, South Colonnade, Canary Wharf, London, E14 5EP on Wednesday 26 March 2008 at 10.15 a.m. (or, if later, as soon as the preceding Court Meeting has concluded or been adjourned) and at any adjournment of that EGM.

☐ Please tick here if this proxy appointment is one of multiple appointments being made by the same Shareholder.

I/We wish my/our proxy to vote as indicated below in respect of the resolutions to be proposed at the meeting.

Please give instructions to your proxy by ticking the appropriate box alongside each resolution.

Resolutions	For	Against	Vote Withheld (see note 6 attached)
1. Special Resolution for the purpose of giving effect to the Scheme of Arrangement	☐	☐	☐
2. Special Resolution to approve the Thomson Reuters PLC Reduction of Capital	☐	☐	☐
3. Special Resolution to approve certain amendments to Reuters' Articles of Association to be effective from the passing of this resolution	☐	☐	☐
4. Special Resolution to approve certain amendments to the Reuters' Articles of Association to be effective from the Effective Date	☐	☐	☐
5. Ordinary Resolution to approve the waiver granted by the Panel of the obligation which may otherwise arise for Woodbridge to make a general offer for Thomson Reuters PLC pursuant to Rule 9 of the Code	☐	☐	☐
6. Ordinary Resolution to approve the Thomson Reuters PLC Stock Incentive Plan	☐	☐	☐
7. Ordinary Resolution to approve the Thomson Reuters PLC Phantom Stock Plan	☐	☐	☐
8. Ordinary Resolution to approve the Thomson Reuters PLC Deferred Compensation Plan	☐	☐	☐
9. Ordinary Resolution to approve the Thomson Reuters PLC Employee Stock Purchase Plan	☐	☐	☐
10. Ordinary Resolution to approve the Thomson Reuters PLC Non-Employee Director Share Plan	☐	☐	☐

Date..2008

Signature(s)

1721–015–7

REUTERS

POLL CARD

Holders of Reuters Group PLC Shares and their proxies (and authorised representatives of corporations) are entitled to vote.

Please indicate with an "X" in the appropriate box below how you wish your vote on the resolution to be cast.

	For	Against	Vote Withheld
1. Special Resolution for the purpose of giving effect to the Scheme of Arrangement	☐	☐	☐
2. Special Resolution to approve the Thomson Reuters PLC Reduction of Capital	☐	☐	☐
3. Special Resolution to approve certain amendments to Reuters' Articles of Association to be effective from the passing of this resolution	☐	☐	☐
4. Special Resolution to approve certain amendments to the Reuters' Articles of Association to be effective from the Effective Date	☐	☐	☐
5. Ordinary Resolution to approve the waiver granted by the Panel of the obligation which may otherwise arise for Woodbridge to make a general offer for Thomson Reuters PLC pursuant to Rule 9 of the Code	☐	☐	☐
6. Ordinary Resolution to approve the Thomson Reuters PLC Stock Incentive Plan	☐	☐	☐
7. Ordinary Resolution to approve the Thomson Reuters PLC Phantom Stock Plan	☐	☐	☐
8. Ordinary Resolution to approve the Thomson Reuters PLC Deferred Compensation Plan	☐	☐	☐
9. Ordinary Resolution to approve the Thomson Reuters PLC Employee Stock Purchase Plan	☐	☐	☐
10. Ordinary Resolution to approve the Thomson Reuters PLC Non-Employee Director Share Plan	☐	☐	☐

Signature(s):

Date:

REUTERS

ATTENDANCE CARD

PLEASE BRING THIS ATTENDANCE CARD WITH YOU TO THE MEETING

For use at the Extraordinary General Meeting to be held at The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP on Wednesday 26 March 2008 at 10.15 a.m. and at any adjournment thereafter.

This attendance card may only be used by you. If you decide to attend the meeting, please bring this card with you. Entry to the EGM will be easier if you hand in this card, duly signed, at the Registration Desk on arrival.

Signature(s):

Date:

BOWNE
U54600.2

RESPONSE LICENCE No.
SEA7372

1

Lloyds TSB Registrars
The Causeway
WORTHING
BN99 6TD

How to get to the Reuters Extraordinary General Meeting


The Reuters Building

The Reuters Building, South Colonnade,
Canary Wharf, London, E14 5EP

Tube: Canary Wharf Station (Jubilee Line)

Docklands Light Railway: Canary Wharf

By Road:
City/West End via The Highway – Limehouse Link exit Isle of Dogs to Canary Wharf

North via A102 (M)

South via the Blackwall Tunnel – A13

East via the A13

Car parking:
The nearest car park to The Reuters Building is Cabot Square Car Park. However there are two further car parks on the Canary Wharf Estate – Westferry Circus Car Park and Canada Square Car Park. All car parks are within five minutes walk of The Reuters Building.

Form of Proxy for use by holders of ordinary shares at the Court Meeting (the “Court Meeting”) of Reuters Group PLC (the “Company”) convened for Wednesday 26 March 2008 at 10 a.m. REUTERS GROUP PLC
Please read the notice of the Court Meeting (the “Notice”) on pages 537 to 538 of the circular to Reuters Group PLC Shareholders dated 29 February 2008 accompanying this IN THE HIGH COURT OF JUSTICE Form of Proxy (the “Circular”) and the notes attached before completing this form. You CHANCERY DIVISION are also referred to the unanimous recommendation of the board of directors of the Company COMPANIES COURT in respect of the resolution proposed in the Notice which can be found on page 20 of the IN THE MATTER OF REUTERS GROUP PLC AND Circular. IN THE MATTER OF THE COMPANIES ACT 1985 Card ID: + Reference Number: Account Number: I/We, being (a) Shareholder(s) of the Company, hereby appoint the Chairman of the Court Meeting OR the following person (Please print in BLOCK CAPITALS): (Please leave the box blank if you wish to select the Chairman of the Court Meeting as your proxy. Do not insert your own name(s)) as my/our proxy on my/our behalf to attend and vote at the Court Meeting to be held at The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP on Wednesday 26 March 2008 at 10 a.m. (or at any adjournment thereof) for the purpose of considering and, if thought fit, approving (with or without modification as my/our proxy may approve) the proposed Scheme of Arrangement referred to in the Notice.
At the Court Meeting (or adjournment of that meeting) the proxy is to vote on my/our behalf for the said Scheme of Arrangement (either with or without modification as my/our proxy may approve) or against the Scheme of Arrangement as indicated below: IMPORTANT: If you wish to vote for the Scheme of Arrangement, sign your name in the box marked “FOR the said Scheme”. If you wish to vote against the Scheme of Arrangement, sign your name in the box marked “AGAINST the said Scheme”. You should sign one box only and write the date in the space provided. FOR the said Scheme AGAINST the said Scheme Date 2008 + 1721-016-4 + POLL CARD            ATTENDANCE CARD Holders of Reuters Group PLC Shares and their proxies (and PLEASE BRING THIS ATTENDANCE CARD WITH YOU TO THE authorised representatives of corporations) are entitled to vote. MEETING
Please indicate with an “X” in the appropriate box below how you For use at the Court Meeting to be held at The Reuters Building, wish your vote on the resolution to be cast. South Colonnade, Canary Wharf, London E14 5EP on Wednesday 26 March 2008 at 10 a.m. and at any adjournment thereafter. FOR AGAINST the said Scheme the said Scheme This attendance card may only be used by you. If you decide to attend the meeting, please bring this card with you. Entry to the Court Meeting will be easier if you hand in this card, duly signed, at the Registration Desk on arrival. Signature(s): Signature(s): Date: Date: 54600.1

How to get to the Reuters
COUNT MEETING The Reuters Building, South Colonnade, Canary Wharf, London, E14 5EP Tube: Canary Wharf Station (Jubilee Line) Docklands Light Railway: Canary Wharf By Road: City/West End via The Highway – Limehouse Link exit Isle of Dogs to Canary Wharf North via A102 (M) South via the Blackwall Tunnel – A13 East via the A13 Car parking: The nearest car park to The Reuters Building is Cabot Square Car Park. However there are two further car parks on the Canary Wharf Estate – Westferry Circus Car Park and Canada Square Car Park. All car parks are within five minutes walk of The Reuters Building.

NOTES TO EGM FORM OF PROXY:
1.	A Shareholder who is unable to attend the EGM is entitled to appoint a proxy to attend, speak and vote in his/her place. If you wish to appoint as your proxy someone other than the Chairman of the EGM, insert the name of your chosen proxy in the space provided in the first box. If the proxy is being appointed in relation to part of your holding only, please enter in the box next to the proxy’s name the number of shares in relation to which they are authorised to act as your proxy. If this box is left blank they will be authorised in respect of your full voting entitlement.

2.	A proxy need not be a Reuters Group PLC Shareholder but must attend the EGM in person to represent you. The appointment of a proxy by completion and return of this form or the appointment of your proxy electronically through CREST will not preclude you from attending the EGM and voting in person.

3.	To appoint more than one proxy, (an) additional proxy form(s) may be obtained by contacting the Company’s registrar, Equiniti Limited, or you may copy this form. Please indicate in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the relevant box if the proxy appointment is one of multiple appointments being made.

4.	In the case of joint holdings, any one Shareholder may sign this form. The vote of the senior joint holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority will be determined by the order in which the names stand in the register of Shareholders in respect of the joint holding.

5.	In the absence of instructions, the person appointed proxy may vote or refrain from voting as he or she thinks fit on the specified resolutions and, unless instructed otherwise, the person appointed proxy may also vote or refrain from voting as he or she thinks fit on any other business (including on any motion to amend the specified resolutions or to adjourn the meeting) which may properly come before the meeting.

6.	The “Vote Withheld” option is provided to enable you to refrain from voting on any particular resolution. However, it should be noted that a “Vote Withheld” is not a vote in law and will not be counted in the calculation of the proportion of the votes “For” and “Against” a resolution.

7.	This form must be signed and dated by the Shareholder or his/her attorney duly authorised in writing. If the Shareholder is a company, it may execute under its common seal, by the signature of a director and its secretary or two directors or other authorised signatories in the name of the company or by the signature of a duly authorised officer or attorney.

8.	To be valid, it is requested that this Form of Proxy, together with any power of attorney or other authority (if any) under which it is signed, or a duly certified copy of such power of attorney, be completed and lodged with the Company’s registrar, Equiniti Limited, Aspect House, Lancing, West Sussex BN99 6DA so as to be received not later than 10.15 a.m. on Monday 24 March 2008. Forms of Proxy returned by fax will not be accepted.

9.	If you hold your Reuters Shares in certificated or uncertificated form, you may also register proxy appointments and instructions electronically by logging on to the website of Equiniti, www.sharevote.co.uk, where details of the procedure are set out, provided you do so before 10.15 a.m. on Monday 24 March 2008.

10.	CREST participants may lodge their proxy voting instructions electronically via CREST. Please refer to paragraph 3 of Part IV of the Circular.

11.	Entitlement to attend and vote at the EGM (or any adjournment thereof), and the number of votes which may be cast thereat, will be determined by reference to the register of Shareholders of the Company at 6 p.m. on Monday 24 March 2008 or, if the EGM is adjourned, at 6 p.m. on the day two days immediately preceding the date fixed for such adjourned EGM. Changes to entries on the register of Shareholders after that time will be disregarded in determining the rights of any person to attend and vote at the EGM.

12.	The statement of rights of Reuters Shareholders in relation to the appointment of proxies described in these notes does not apply to nominated persons. Such rights can only be exercised by Reuters Shareholders.

13.	|f you are a person nominated under section 146 of the Companies Act 2006 to enjoy information rights you may, under an agreement between you and the member by whom you were nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the general. If you have no such right or do not wish to exercise it, you may, under any such agreement, have a right to give instructions to the member as to the exercise of voting rights.

14.	Any alterations made on this Form of Proxy must be initialled by the person who signs it.

15.	If more than one Form of Proxy is received from the same Reuters Group PLC Shareholder, only the last Form of Proxy received shall be accepted (subject to the exception in note 3 above).

16.	Definitions used in the Circular apply in this Form of Proxy.
NOTES TO COURT MEETING FORM OF PROXY:
1.	A Shareholder who is unable to attend the Court Meeting is entitled to appoint a proxy to attend and vote in his/her place. If you wish to appoint as your proxy someone other than the Chairman of the Court Meeting, insert the name of your chosen proxy in the space provided in the first box.

2.	A proxy need not be a Reuters Group PLC Shareholder but must attend the Court Meeting in person to represent you. The appointment of a proxy by completion and return of this form or the appointment of your proxy electronically through CREST will not preclude you from attending the Court Meeting and voting in person.

3.	In the case of joint holdings, any one Shareholder may sign this form. The vote of the senior joint holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority will be determined by the order in which the names stand in the register of Shareholders in respect of the joint holding.

4.	Your proxy will vote for or against the said Scheme of Arrangement as you indicate above. For any other business which may properly come before the Court Meeting (including, without limitation, any motion in relation to modifications to the said Scheme or any adjournment or procedural motion) your proxy will vote or abstain at his/her discretion.

5.	Where the person appointing the proxy is a company, it may execute under its common seal, by the signature of a director and its secretary or two directors or other authorised signatories in the name of the company or by the signature of a duly authorised officer or attorney.

6.	To be valid, it is requested that this Form of Proxy, together with any power of attorney or other authority (if any) under which it is signed, or a duly certified copy of such power of attorney, be completed and lodged with the Company’s registrar, Equiniti Limited, Aspect House, Lancing, West Sussex BN99 6DA so as to be received not later than 10 a.m. on Monday 24 March 2008. However, if this Form of Proxy is not so lodged, it may be handed to the Chairman of the Court Meeting or Equiniti Limited before the start of the Court Meeting. Forms of Proxy returned by fax will not be accepted.

7.	If you hold your Reuters Shares in certificated or uncertificated form, you may also register proxy appointments and instructions electronically by logging on to the website of Equiniti, www.sharevote.co.uk, where details of the procedure are set out, provided you do so before 10 a.m. on Monday 24 March 2008.

8.	CREST participants may lodge their proxy voting instructions electronically via CREST. Please refer to paragraph 3 of Part IV of the Circular.

9.	Entitlement to attend and vote at the Court Meeting (or any adjournment thereof), and the number of votes cast thereat, will be determined by reference to the register of Shareholders of the Company at 6 p.m. on Monday 24 March 2008 or, if the Court Meeting is adjourned, 6 p.m. on the day two days immediately preceding the date fixed for such adjourned Court Meeting. Changes to entries on the register of Shareholders after that time will be disregarded in determining the rights of any person to attend and vote at the Court Meeting.

10.	Any alterations made on this Form of Proxy must be initialled by the person who signs it.

11.	If more than one Form of Proxy is received from the same Reuters Group PLC Shareholder, only the last Form of Proxy received shall be accepted.

12.	Definitions used in the Circular apply in this Form of Proxy.